SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:   McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

April 22, 2022

At the McDonald’s Corporation (NYSE: MCD) Annual Meeting on May 26, please vote FOR Proposal 8 requesting that the board oversee a third-party civil rights audit analyzing the company’s adverse impact on the civil rights of its stakeholders.

Dear McDonald’s Shareholders:

We urge you to support proposal 8 requesting that the board conduct a civil rights audit analyzing the company’s adverse impact on stakeholders of McDonald’s corporation. As a self-described “place of opportunity,” McDonald’s has an immense amount of influence to demonstrate that it is truly a leader when it comes to equity and fairness. It claims to be committed to accelerating a culture of belonging and dismantling barriers to economic opportunity, but as concerns about its business model show, it is unclear how McDonald’s is being inclusive in practice.

The only way shareholders can be confident that McDonald’s actions are contributing to its stated goals is through an audit—a civil rights audit of the sort performed in recent years by some leading companies. Civil rights audits are an objective evaluation of the effectiveness of a company’s policies, practices, and products in addressing the company’s civil rights impact on marginalized stakeholders based on their race, sexual orientation, gender, disability, or national origin, among other characteristics. Over the last few years, major companies such as Airbnb and Facebook have conducted this type of audit. Large financial institutions like J.P. Morgan, BlackRock, Citibank, and State Street have also recently committed to conducting a similar racial equity focused third-party audit, as well as other companies such as Tysons Foods and Dow Chemical.

In McDonald’s case, a civil rights audit is necessary for the following reasons:

•	An independent third-party audit will provide an objective assessment of the company’s civil rights impact.

•	McDonald’s plans do not adequately address the company’s civil rights impact because it largely overlooks concerns with franchisees, which make up 95% of its U.S. restaurants.

•	McDonald’s human rights policy commitments do not equate to a civil rights audit.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial McDonald’s shareholders.

A Civil Rights Audit Would Align McDonald’s Values to its Actions

McDonald’s Proxy Statement states that the company welcomes “[i]ndividuals from all backgrounds…and equal treatment is given to employees, applicants, and business partners.” It recently adopted a set of Global Brand Standards, “aimed at advancing a culture of safety for everyone working under the Arches and McDonald’s customers…” In 2021, the company set goals to increase representation of underrepresented groups in leadership and included a new human capital management metric that ties compensation to certain diversity, equity, and inclusion criteria. Also in 2021, the company announced a $250 million franchisee recruitment initiative intended to address the barriers to entry that underrepresented franchise candidates face.

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While we recognize the development of these various programs, as McDonald’s itself notes, “there is a lot of work ahead.” Indeed, McDonald’s history on equity and fairness issues is mixed at best. Its record on workplace harassment appears to reflect issues that started at the top of the company. McDonald’s board continues to face fallout over its handling of the termination of former CEO Stephen Easterbrook and Chief People Officer David Fairhurst after allegations that the two fostered an environment of systemic harassment.1 Since 2016, restaurant workers have filed more than 100 complaints alleging workplace harassment at McDonald’s restaurants. The company also faces a putative class action brought by two female restaurant workers who alleged that the company failed to prevent acts of sexual harassment, retaliation, discrimination, and civil rights violations. Most recently, in the fall of 2021, the Equal Employment Opportunity Commission filed a lawsuit against a McDonald’s franchisee who operates 22 restaurants in three states for being aware of, perpetuating, and tolerating harassment by managers and supervisors of teenage employees.

Beyond issues of workplace harassment, the company also faces allegations of racial discrimination stemming from its business practices, a contrast to its earlier reputation of encouraging Black -entrepreneurship by promoting Black owned franchises. A pending suit by media mogul Byron Allen alleges that McDonald’s provided less favorable pricing and budget allocations to Black-owned media outlets. According to the suit, despite having an annual ad budget of $1.6 billion, McDonald’s only spends .3% of this budget on Black owned media outlets.2 The company also faces a lawsuit by 77 Black former franchisees, who represent almost 300 restaurants, alleging that McDonald’s has applied a systemwide policy of discrimination against Black franchisees by steering them to less lucrative locations and not providing the same expansion opportunities as other operators. While the company has plans on how to address underrepresented franchisee recruitment, it is unclear how the company’s new $250 million initiative is addressing Black franchisees’ concerns after they have joined the McDonald’s franchise system and retention of Black franchisees within the McDonald’s system.3 What has become increasingly clear, however, is that McDonald’s own policies and practices appear to be contrary to the public image the company created of promoting Black-owned franchises.

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1 McDonald’s board continues to face a shareholder derivative suit alleging breaches of fiduciary duty for failure address Easterbrook’s misconduct and failure to address reports of widespread harassment at the company. Jeff Mahoney, McDonald’s Ex-CEO Says Deal with Co. Dooms Del. Class Suite, Law360, March 18, 2022, available at https://www.law360.com/illinois/articles/1475327/mcdonald-s-ex-ceo-says-deal-with-co-dooms-del-class-suit

2 Suzanne Vranic and Heather Haddon, Lawsuit Accuses McDonald’s of Racially Discriminatory Ad Spending, Wall Street Journal, March 20, 2021, available at https://www.wsj.com/articles/lawsuit-accuses-mcdonalds-of-racially-discriminatory-ad-spending-11621557533?mod=article_inline. After the announcement of the Allen lawsuit, McDonald’s announced it would double its advertising spend from 2% to 4% for Black owned media outlets by 2024, which still seems disproportionately small given that a 2018 CDC study found that about 42% of Black adults consumed fast-food any given day. Jonathan Maze, Here’s Who Eats Fast Food, According to the CDC, Restaurant Business, October 4, 2018, available at https://www.restaurantbusinessonline.com/financing/who-eats-fast-food-according-cdc

3 In a lawsuit that was settled last year, a franchisee alleged that in 1998, McDonald’s had 377 Black franchisees. In 2021, McDonald’s had 186. Tracy Jan, This Retired Baseball Player Built the Largest Black-owned McDonald’s Franchise operation. Now he’s suing the fast-food chain for its ‘racist’ policies, Washington Post, February 16, 2021, available at https://www.washingtonpost.com/business/2021/02/16/mcdonalds-black-franchise-lawsuit/.

A Civil Rights Audit Would Provide an Independent, Objective Review of the Company’s Impact on Stakeholder Civil Rights

McDonald’s suggests that its internal oversight efforts are sufficient to address the civil rights impacts of its products, policies, and practices. This position, however, misses the fundamental purpose of this proposal. The real value of an audit is its independence and the objective expert assessment it provides. McDonald’s recently started the process of requiring third-party diversity certification for its suppliers, noting “the long-term benefits of third-party certification allow for increased confidence in our reporting numbers…” Given the fact that McDonald’s recognizes the benefits of having third-party experts evaluate its supplier diversity, would McDonald’s itself not benefit from a similar independent evaluation on its own diversity and equity issues?

The company implies that its board or management would be a suitable substitute for an independent auditor.  We believe this is misleading for two reasons.  First, while McDonald’s board and management have expertise and competence in critical areas of McDonald’s business, neither McDonald’s directors nor its executive team have a deep professional background in civil rights or economic justice related issues.  Second, neither the board nor management can provide independent verification of the effectiveness of the company’s plans, which could benefit the company as it addresses issues related to implicit bias.

McDonald’s Plans to Address Harassment and Discrimination Largely Overlook 95% of McDonald’s-Branded Restaurants

McDonald’s notes that its new quantitative Human Capital Metric, focused on championing company values, improving diversity among leadership, and a strong feeling of inclusion among employees, accounts for 15% of its short-term incentive plan. The Proxy Statement does not explain if, how, or whether that metric has anything to do with franchisee relations or the issues raised by our audit proposal; in addition, 85% of an executive’s annual bonus is tied strictly to growth in sales and operating income. The Company’s modest change to its annual bonus metrics does not appear to be an adequate means of addressing discrimination and harassment concerns across McDonald’s business.

Further, in response to the Easterbrook scandal, McDonald’s announced its Global Brands Standards, which also do not appear to fully address concerns related to the company’s franchises. The Global Brands Standards require franchisees to provide anti-harassment training, yet it allows franchisees to choose their own training programs. Beyond that, it is unclear whether McDonald’s Corporate plans to exercise any kind of quality control on how franchises are handling the implementation of these procedures, which is especially concerning given that the company’s Standards of Business Conduct appear to only apply to company owned restaurants. McDonald’s states that it is committed to supporting adoption of the Global Brand Standards by franchisees through a “suite of policies, tools, trainings, and reporting mechanisms,” but has yet to disclose whether any of these remedies are new compared to what was already in place prior to the 2021 announcement or whether any assessments, like the findings of the company’s Healthy and Safety Audit, will be publicly disclosed. Lastly, the company originally announced that it would be implementing the Global Brands Standards by January 2022 but has since dropped the specific month without clarifying when in 2022 the deadline will be. A civil rights audit could help not only with assessing the effectiveness of its policies, tools, and training, but also with enhancing transparency of the company’s stated commitments.

McDonald’s Human Rights Policy Commitments are not the Equivalent of a Civil Rights Audit

Contrary to the company’s statement opposing our proposal, the fact that the company has a human rights policy is not relevant. What is more important is how a company’s policies work in practice – and that question is answered by conducting a civil rights audit. Laura Murphy, the former Facebook and Airbnb civil rights auditor, has stated that while human rights policies are grounded in international law, civil rights audits are rooted in U.S. Constitutional law as well as federal, state, and local requirements that are intended to address discrimination against protected classes of individuals, while also “taking into account the United States’ particular history and culture.” 4 All of these features make a civil rights audit especially important for a U.S. based company like McDonald’s. In addition to having its global headquarters in Chicago, U.S. restaurants account for 38% of its company operating sales and franchised revenues. While we acknowledge that a strong human rights framework is important for McDonald’s given its global presence, the U.S. market plays a critical role in McDonald’s success. By conflating the two frameworks and applying the incorrect lens to civil rights issues, McDonald’s risks further misalignment of its message as a company that offers opportunity to all.

Conclusion

Investors are increasingly expecting a company’s actions to align with the values they project. In this context, a deep dive today into unconscious or subtle forms of discrimination can be viewed as a smart investment that will contribute to long-term shareholder value. We urge you to vote FOR proposal 8, requesting McDonald’s board oversee a third-party civil rights audit.

Sincerely,

Dieter Waizenegger, Executive Director

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to McDonald’s instructions

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4 Laura W. Murphy, The Rationale for and Key Elements of a Business Civil Rights Audit, p. 18, available at http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf.